DC:
NO ACT
P.E 1-31-03
1-442

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03010040

February 4, 2003

Evelyn Cruz Sroufe
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act 1934
Section
Rule 14A-8
Public
Availability 2/4/2003

Re: The Boeing Company

Dear Ms. Sroufe:

This is in regard to your letter dated January 31, 2003 concerning the shareholder proposal submitted by Donald W. Shuper for inclusion in Boeing's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that Boeing will include a revised version of the proposal in its proxy materials, and that Boeing therefore withdraws its December 24, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

PROCESSED
FEB 2 5 2003
THOMSON
FINANCIAL

Jennifer Bowes
Attorney-Advisor

cc: Donald W. Shuper
13715 NE 70th Place
Redmond, WA 98052

RECEIVED

2002 DEC 26 PM 3:41

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

EVELYN CRUZ SROUFE
206-583-8502
ESroufe@perkinscoie.com

December 24, 2002

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Pension Plans Submitted by Donald W. Shuper for Inclusion in The Boeing Company 2003 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 18, 2002, Boeing received a proposed shareholder resolution and supporting statement (together the "Proposal") from Donald W. Shuper (the "Proponent"), for inclusion in the proxy statement (the "2003 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2003 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from its 2003 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Boeing excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing the undersigned hereby files six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to pension plans and states, in relevant part:

> *Resolved: Shareholders request the Board of Directors adopt the following policy:*
>
> *(1) All employees vested at the time of conversion be given a choice between their heritage plans or the Pension Value cash-balance plan at the time of termination or retirement, and*
>
> *(2) The cash balance plan to provide a monthly annuity at least equal to that expected under the old pension plan, or an actuarially equivalent lump sum.*

Summary of Bases for Exclusion

We have advised Boeing that it properly may exclude the Proposal, or portions thereof, from its 2003 Proxy Statement and form of proxy for the following reasons:

1. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they are materially false or misleading.
2. The entire Proposal is excludable under Rules 14a-8(i)(3)/14a-9 because the Proposal and supporting statement will require detailed and extensive editing in order to bring it into compliance with the proxy rules.

The reasons for our conclusions in this regard are more particularly described below.

Explanation of Bases for Exclusion

1. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they are materially false or misleading.

We submit that portions of the Proposal are properly excludable under Rules 14a-8(i)(3)/ 14a- 9 because they contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact.

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Staff Legal Bulletin No. 14* (July 13, 2001); *Cisco Systems, Inc.* (Sept. 19, 2002); *Sysco Corp.* (Sept. 4, 2002); *Winland Electronics, Inc.* (May 24, 2002); *Putnam High Income Convertible and Bond Fund* (April 24, 2002); *The Boeing Co.* (Mar. 2, 2002). The Proponent is well aware of the requirements of Rule 14a-8(i)(3) as each year the Staff has repeatedly found it proper to omit a number of Proponent's statements based on this rule, *See The Boeing Co.* (Feb. 13, 2002*); The Boeing Co.* (Feb. 16, 2001).

First, when referring to the Company's claim that "it could not comply with eligibility, vesting, benefit and funding requirements by giving employees a choice at retirement or termination," Proponent improperly states in **paragraph 1 of the supporting statement** "*That claim is/was unsupportable.*" Proponent points to no documentation, analysis, or proof that demonstrates the truth of his assertion. The Company's position in this regard, first stated at length in its no-action request letter to the Staff in *The Boeing Co.* (Feb. 16, 2001), was that implementing the Proposal would expose the Company to risks of noncompliance with the PVP's governing instruments and ERISA. Proponent has done nothing to refute or discredit this position.

In addition, we note that the Proponent's 2001 proposal to the Company on the same topic included the following statement, which is but a minor variation of the statement at issue presently: "Boeing improperly claimed that it could not comply with eligibility, vesting, benefit and funding requirements by giving employees a choice at retirement or termination." (emphasis added). The Staff specifically directed the Proponent to delete "improperly" from the statement. *The Boeing Co.* (Feb. 13, 2002). There is little difference between saying "Boeing improperly claimed. . ." and Boeing's claims "is/was unsupportable." We further note that despite the Staff's prior directive, the Proponent persists in alleging that the Company's claims are improper or "unsupportable." It is unreasonable for the Proponent to force the Company and the Staff to readdress issues on which the Staff has previously spoken.

Second, Proponent's statement in **paragraph 2 of the supporting statement** beginning; "*Cash balance pension plans have been under review by the IRS, EEOC and Treasury and Labor Departments. . .*" and ending "*. . .according to BNA's March 7, 2001 Employment Discrimination Report*" is properly excludable for two reasons. One, the statement is intended to imply that Boeing's PVP is under similar review, a fact which the Proponent has not demonstrated. We note that Proponent's prior submissions to the Company included similar statements, which the Staff directed the Proponent to delete. In 2001, for example, the Proponent's proposal included the following: "The IRS has yet to determine the tax status of the Boeing Pension Value cash-balance plan" and "The IRS has suspended approval of all cash-balance pension plan conversions since September 1999." The Staff directed the Proponent to delete each of these statements. *The Boeing Co.* (Feb. 16, 2001). Further, as explained in detail in the Company's 2001 no-action letter request, many of the criticisms and questions raised about cash-balance pension plans in the late 1990's focused on plan transition measures or design features that the Company's PVP does not include. It is misleading for the Proponent not to disclose the fact that the PVP has significant differences from other cash-balance pension plans.

The statement is also properly excludable because it misleadingly suggests to shareholders that the alleged uncertainty surrounding the legal status of cash-balance pension plans continues to the present time. Proponent's source for this statement is the March 7, 2001 Bureau of National Affairs Employment Discrimination Report. But, Proponent has done nothing to update the continued accuracy of the statements attributed to this report. In fact, on December 11, 2002, the IRS proposed new regulations under which cash balance pension plans can satisfy the age discrimination rules using rules similar to those for defined contribution plans rather than those for traditional defined benefit plans. *See Reductions of Accruals and Allocations because of the Attainment of Any Age; Application of Non-discrimination Cross Testing Rules to Cash Balance Plans,* 67 Fed. Reg. 209,500 (2002). The IRS consulted with the Treasury Department, Department of Labor and the Equal Employment Opportunity Commission prior to the issuance of the proposed regulations. The proposed regulations, in final form, will apply to plan years beginning after they are published in the Federal Register. The statement misleadingly suggests that cash balance plans cannot "be squared with federal age discrimination laws," and that shareholders should view the legality of cash-balance pension plans, and the Company's PVP, with suspicion. The IRS' proposed rules belie this suggestion.

Third, Proponent's statement in **paragraph 3 of the supporting statement**, beginning *"By refusing to give all employees a choice. . ."* and ending *". . . and many older employees, who are often disadvantaged by the PVP when compared to Heritage Plan benefits,"* is properly excludable because it is false and misleading in several respects. Proponent has provided no factual support for his allegation that Boeing refuses "to give all employees a choice." Indeed, there is little difference between this allegation and the preceding allegation discussed above that Boeing's claims regarding the eligibility, vesting benefit and funding requirements are "unsupportable." Proponent misleadingly suggests to shareholders that giving employees a choice among plans is a simple matter of plan administration and that the Company arbitrarily refuses to give them that choice. That is not correct. Plan amendments making fundamental changes in the Company's pension plan would be required before such a choice could be given and complicated actuarial analysis also would be needed to determine whether the proposed choice had any impact on plan funding.

In addition, Proponent has provided no factual support for his allegation that *"many older employees. . . are often disadvantaged by the PVP when compared to Heritage Plan benefits."* This statement is properly excludable because it incorrectly asserts that Boeing workers lost accrued benefits when the Company converted to its present pension plan program. As explained to the Proponent and the Staff in the Company's 2001 no-action request letter, there was no reduction in benefits that had been accrued as of the date on which the PVP took effect and the Company's communications to employees about the change in plans clearly informed them that their accrued benefits under the prior Heritage plan would not be reduced.

Fourth, Proponent improperly alleges in **paragraph 5 of the supporting statement** that his proposal was *"AGAIN incorrectly described by Boeing on the proxy card as a RETIREE choice, and was poorly edited by Boeing."* Proponent made these same allegations in last year's proposal and the Staff directed him to delete them. *The Boeing Co.* (Feb. 13, 2002). Moreover, these statements are inaccurate and misleading. In 2001 and 2002 the Proponent's proposals were described on the Company's form of proxy as "Give Certain Retirees a Choice of Pension Plan" and "Give Retirees Choice of Pension Plans," respectively. This language was completely congruent with Proponent's resolutions, which requested that employees "be given a choice between their heritage plans or the Pension Value cash-balance plan at time of termination or retirement." (emphasis added). It is similarly inaccurate for Proponent to assert that his 2002 proposal was *"poorly edited by Boeing."* We note that the Staff implicitly rejected this argument last year when it declined to consider Proponent's appeal of the Staff's no-action letter decision. *See The Boeing Co.* (Mar. 27, 2002) (reconsideration). The Proposal contains no new factual support for this statement and the Proponent has done little else to demonstrate that the Company edited his proposal in violation of the Staff's no-action letter. Without any factual support, the statement is little more than an impermissible attempt to charge the Company with improper or illegal conduct, without factual foundation, a tactic expressly prohibited by Proxy Rule 14a-9, note (b). *See also Maytag Corp.* (Mar. 14, 2002); *Raytheon Co.* (Mar. 13, 2002); *The Boeing Co.* (Feb. 7, 2002).

Fifth, the **first sentence of the sixth paragraph**—". . .*Boeing will not use excess plan investment gains to increase the benefits otherwise due any participant. . .*" is properly excludable because it is misleading. Proponent's emphasis on "*benefits otherwise due*" suggests that the Company has promised plan participants additional benefits or benefit increases flowing from plan investment gains and that the Company has failed to deliver these additional benefits. That is not true. Under the Company's PVP, or even the predecessor Heritage Plans for that matter, plan participants are not promised benefit increases flowing from plan investment gains. There are no benefit increases due to plan participants that the Company has not delivered, in accordance with the plan documents.

Sixth, Proponent's statement in the **first sentence of paragraph 7 of the supporting statement** that *"We do not believe meeting minimum legal requirements in benefits issues is conducive to long term company success"* is properly excludable because it is vague and misleading. The Proposal does not explain the "legal requirements" to which Proponent refers; nor does it explain how the Company's PVP compares to these requirements or how the Company's PVP is intended solely to meet the "minimum" requirements. Here again, the statement is intended only to suggest to shareholders that the legal status of the Company's PVP is somehow suspect. Without more the statement will only confuse and mislead shareholders.

Seventh, **the second sentence of paragraph 7 of the supporting statement**, states that *"Boeing has previously stated 'A company, any company, is nothing more or less than the people who make it up' We believe Boeing should 'walk their talk.'"* This statement is properly excludable because it improperly impugns the Company's integrity, without factual foundation, in violation of Rule 14a-9, note (b). The Statement misleads shareholders to believe that the Company's failure to adopt the Proposal indicates a singular unwillingness on the Company's part to protect its employees' interests. In the alternative, the statement is properly excludable unless modified because it does not cite to a specific source for the quote attributed to the Company. The Proponent should identify the specific source of this quotation in the form of a citation or the statement should be deleted altogether. *See Southwest Airlines Co.* (Mar. 25, 2002); *Sabre Holdings Corp.* (Mar. 18, 2002); *Occidental Petroleum Corp.* (Mar. 8, 2002).

Eighth, Proponent's entreaty in **paragraph 8 of the supporting statement** to *"encourage the BOD to keep their previous pension promises by giving an informed choice to those loyal employees"* is properly excludable because it misleadingly suggests that the Company made pension-related promises that it has not kept. The statement is also misleading because it is vague and indefinite. Proponent does not specify exactly which promises were broken. In addition, we note that last year the Staff specifically directed the Proponent to delete this exact same statement from his proposal to the Company. *See The Boeing Co.* (Feb. 13, 2002);

Ninth, Proponent's statement in the **final paragraph of the supporting statement** that *"Perhaps this year the BOD will allow me to include the following: THANK YOU FOR YOUR SUPPORT"* is properly excludable because it is inflammatory and misleading. We presume that this statement refers to the Proponent's prior allegation that the Company "poorly edited" his prior proposals. This statement is intended only to raise suspicion among shareholders that the Company improperly edits its shareholder proposals, a fact that the Proponent has not demonstrated.

For the foregoing reasons, we believe these portions of the Proposal are properly excludable from the Company's 2003 Proxy Statement.

2. The entire Proposal is excludable under Rules 14a-8(i)(3)/14a-9 because the Proposal and supporting statement will require detailed and extensive editing in order to bring it into compliance with the proxy rules.

We submit that the entire Proposal is properly excludable under Rules 14a-8(i)(3)/14a-9—violation of the proxy rules/ materially false and misleading statements—because extensive editing is required to bring it into compliance with the proxy rules.

As noted in section 1 above, virtually every paragraph and sentence of the Proposal contains false or misleading statements that will require extensive editing to bring the Proposal into compliance with the proxy rules. Boeing therefore requests that the Staff confirm that it will not recommend enforcement action against Boeing should Boeing omit the supporting statement in its entirety pursuant to Rules 14a-8(i)(3)/14a-9—violation of the proxy rules/materially false and misleading statements.

We are of course mindful that the Staff has stated that it may permit a proponent to revise a proposal or supporting statement under Rule 14a-8(i)(3) to revise or delete specific statements "that may be materially false or misleading or irrelevant to the subject matter of the proposal." *Staff Legal Bulletin No. 14* (July 13, 2001). However, in prior no-action letters, the Staff has found it proper to omit certain shareholder proposals entirely pursuant to Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3), where such proposals were "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Philadelphia Electric Co.* (July 30, 1992). More recently, the Staff has confirmed that in instances where a proposal requires "detailed and extensive editing in order to bring [it] into compliance with the proxy rules" it may be appropriate "to exclude the entire proposal, supporting statement, or both, as materially false or misleading." *Staff Legal Bulletin No. 14* (July 13, 2001). We submit that the present Proposal would require extensive editing to bring it into compliance with the proxy rules and is therefore properly excludable in its entirety on this basis alone.

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2003 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Boeing anticipates that its 2003 Proxy Statement will be finalized for printing on or about March 4, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8502.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Evelyn Cruz Sroufe

ECS:reh
Enclosures

cc: Donald W. Shuper
James C. Johnson, The Boeing Company
Rick Hansen, Perkins Coie LLP

EXHIBIT A

This proposal was submitted by Donald Shuper, a retired Boeing Engineer. Don has assisted IBM, Verizon, and other employee/retirees on similar issues.

Resolved: Shareholders request the Board of Directors adopt the following policy:

(1) All EMPLOYEES vested at time of conversion be given a choice between their heritage plans or the Pension Value cash-balance plan at time of their termination or retirement.

(2) The cash balance plan to provide a monthly annuity at least equal to that expected under the old pension plan, or an actuarially equivalent lump sum.

Supporting Statements

Boeing implemented the Pension Value Plan [PVP] in 1999 for over 100,000 non-represented employees. Although the PVP is primarily one of benefit formula change, Boeing has previously claimed it could not comply with eligibility, vesting, benefit and funding requirements by giving employees a choice at retirement or termination. That claim is/was unsupportable.

Cash balance plans have been under review by the IRS, EEOC, and Treasury and Labor Departments "to decide whether cash balance plans can be squared with federal age discrimination laws," according to BNA's March 7, 2001 Employment Discrimination Report. [BNA is a division of U.S Daily, a national newspaper]

By refusing to give all employees a choice, we believe Boeing is discouraging both new employees who are unlikely to benefit from the Heritage plan, and many older employees, who are often disadvantaged by the PVP when compared to Heritage Plan benefits.

We believe a majority of employee-shareholders have supported this proposal in previous years.

Last year, this proposal received almost 64 Million shares, about 12 percent of the votes cast. This was a 20 percent increase in favorable votes from the previous year. Our proposal was AGAIN *incorrectly described by Boeing on the proxy card as a RETIREE choice*, and was poorly edited by Boeing. Only EMPLOYEES about to retire can be given a choice.

In accordance with their legal plan documents, Boeing will not use excess plan investment gains to increase the benefits otherwise due any participant, but will use the gains to reduce or eliminate future Company contributions. Boeing, like many corporations, legally improves earnings with non-spendable pension gains based on anticipated pension fund returns.

We do not believe meeting minimum legal requirements in benefits issues is conducive to long term company success. Boeing has previously stated "A company, any company, is nothing more or less than the people who make it up." We believe Boeing should ' walk their talk". ..

Please encourage the BOD to keep their previous pension promises by giving a choice to those loyal employees who made the company famous and profitable.

Perhaps this year the BOD will allow me to include the following :

THANK YOU FOR YOUR SUPPORT

Perkins Coie

EVELYN CRUZ SROUFE
206-583-8502
ESroufe@perkinscoie.com

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

January 31, 2003

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Donald Shuper for Inclusion in The Boeing Company 2003 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company ("Boeing" or the "Company"). On December 24, 2002 we submitted to your office on behalf of Boeing a request for a no-action letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, relating to a shareholder proposal (the "Proposal") received from Donald Shuper for inclusion in the Company's 2003 Proxy Statement.

On behalf of our client, we advise you that the Company hereby **withdraws** its no-action request letter dated December 24, 2002. Since that date, the Company and Mr. Shuper have reached an agreement regarding a revised version of the Proposal. Boeing will include this revised version of the Proposal in its 2003 Proxy Statement. A copy of the revised Proposal is attached as **Exhibit A**. A copy of Mr. Shuper's correspondence, approving the revised Proposal, is attached as **Exhibit B**. A copy of this letter is also being sent to Mr. Shuper.

Should you have any questions regarding this matter, or require any additional information, please call me at (206) 583-8502. Please acknowledge receipt of this

[03000-0200/SB030230.146]

letter by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Evelyn Cruz Sroufe

ECS:reh
Enclosure
cc: Donald Shuper
James C. Johnson, The Boeing Company
J. Sue Morgan, Perkins Coie LLP
Rick E. Hansen, Perkins Coie LLP

EXHIBIT A

Shareholder Proposal To Give Employees Choice of Pension Plans at Retirement or Termination

Shareholder Resolution

RESOLVED: Shareholders request the Board of Directors adopt the following policy:

(1) All employees vested at time of conversion be given a choice between their heritage plans or the Pension Value cash-balance plan at time of their termination or retirement.

(2) The cash balance plan to provide a monthly annuity at least equal to that expected under the old pension plan, or an actuarially equivalent lump sum.

Proponents' Supporting Statement

Boeing implemented the Pension Value Plan (PVP) in 1999 for over 100,000 non-represented employees. Although the PVP is primarily one of benefit formula change, Boeing has previously claimed it could not comply with eligibility, vesting, benefit and funding requirements by giving employees a choice at retirement or termination. We believe, however, that the Company can allow such a choice, as other companies like Kodak, 3M, Motorola, Delta Airlines, and AT&T have done.

Cash balance plans have been under review by the IRS, EEOC, and Treasury and Labor Departments "to decide whether cash balance plans can be squared with federal age discrimination laws," according to BNA's March 7, 2001 Employment Discrimination Report.

[BNA is a division of U.S. Daily News, a national newspaper]

By refusing to give all employees a choice, we believe Boeing is discouraging both new employees who are unlikely to benefit from the Heritage plan, and many older employees, who may be disadvantaged by the PVP when compared to Heritage Plan benefits.

We believe a majority of employee-shareholders have supported this proposal in previous years.

Last year, this proposal received almost 64 million votes, about 12 percent of the votes cast. This was a 20 percent increase in favorable votes from the previous year, even with a poor description on the proxy card as a Retiree Choice. We wish to make it clear that only employees about to retire or terminate can be given a choice under pension regulations.

The Company's pension plan documents state that "[g]ains arising from experience under the Plan will not serve to increase the benefits otherwise due any participant but will be used to reduce future Company contributions." Boeing, like many corporations, legally improves earnings with non-spendable pension gains based on anticipated pension fund returns.

In their February 23, 1998 message to shareholders, Boeing said "A company, any company, is nothing more or less than the people who make it up." We believe Boeing should "walk their talk" in pension issues.

Please encourage the BOD to give a pension choice to those loyal employees who made the company famous and profitable.

This year, I can include the following:

Thank you for your support.

EXHIBIT B

Hansen, Rick-SEA

From:	Donald Shuper
ent:	Saturday, January 25, 2003 4:32 PM
fo:	Hansen, Rick-SEA
Subject:	Re: Boeing 2003 PS Final Version of Shuper Proposal

SB030250006.doc

To Rick Hansen.

This will confirm that I have read and approved the following
SB030250006
Title: Boeing 2003 PS Final Version of Shuper Proposal
Typist: Hansen, Rick
Author: Hansen, Rick
Department: Corporate Finance
Client/Matter: 03000-0200 Boeing -HQ- Corporate Matters Annual Meeting -
BM# 005841

Should there be any questions, please contact me via phone or e-mail

Thank you for your assistance.

Donald W Shuper

Note the approved document is attached.
Note that I have added on the second page after a ==== my approval and signature graphic.

Donald W Shuper 425-885-9528